April 19, 2016

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Metropolitan Series Fund

Post-Effective Amendment No. 78

to the Registration Statement on Form N-1A

SEC File Nos. 002-80751, 811-03618

Ladies and Gentlemen:

On behalf of Metropolitan Series Fund (the “Registrant”), this letter sets forth responses to oral comments received from Min Oh of the staff of the Securities and Exchange Commission (the “SEC”) on April 7, 2016 with respect to Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to BlackRock Ultra-Short Term Bond Portfolio (formerly, BlackRock Money Market Portfolio), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 23, 2016. Set forth below is each comment and the Registrant’s response thereto.

1.	Fees and Expenses

Comment: (a). Please provide the Staff with the effective fees and expenses table and expense example before the effective date of the registration statement.

Response: The fees and expenses table and expense example in the registration statement will include the following:

Annual Portfolio Operating Expenses

	Class A	Class B	Class E
Management Fee	0.34%	0.34%	0.34%
Distribution and/or Service (12b-1) Fees	None	0.25%	0.15%
Other Expenses	0.03%	0.03%	0.03%

Total Annual Portfolio Operating Expenses	0.37%	0.62%	0.52%
Fee Waiver*	(0.02%)	(0.02%)	(0.02%)

Net Operating Expenses	0.35%	0.60%	0.50%

*	MetLife Advisers, LLC, has contractually agreed, for the period May 1, 2016, through April 30, 2017, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.325% of the first $1 billion of the Portfolio’s average daily net assets and 0.300% of amounts over $1 billion. This arrangement may be modified or discontinued prior to April 30, 2017, only with the approval of the Board of Trustees of the Portfolio.

Example

	1 Year	3 Years	5 Years	10 Years
Class A	$36	$117	$206	$467
Class B	$62	$197	$345	$774
Class E	$51	$165	$289	$652

Comment: (b). Please revise the fee table line-item “Net Operating Expenses” to read “Total Annual Portfolio Operating Expenses After Fee Waiver” consistent with Instruction 3(e) to Item 3 of Form N-1A.

Response: Instruction 3(e) to Item 3 states that a fund may show its net expenses after any fee waivers in the fee table and use “appropriate descriptive captions.” The Instruction provides “Total Annual Portfolio Operating Expenses After Fee Waiver” as an example of an appropriate descriptive caption but does not state that it is the only caption that may be used. The Registrant believes that “Net Operating Expenses” is an appropriate descriptive caption and is not presented in a way that is likely to be confusing to investors. Therefore, the Registrant respectfully declines to make this change.

2.	Principal Investment Strategies

Comment: In the first sentence in the first paragraph, insert “plus borrowings for investment purposes” in between “assets” and “in fixed-income.”

Response: The Statement of Additional Information discloses that, consistent with Rule 35d-1(a)(2) under the Investment Company Act of 1940, any Portfolio’s 80% investment policy includes any borrowings for investment purposes. Accordingly, the Registrant respectfully declines to make this change.

3.	Comment: The risk disclosures provided should correspond with the principal investment strategies. Please add risk disclosure for private placement transactions in the summary risks and in the statutory discussion of principal risks.

Response: The Registrant believes that the Market Risk disclosure and the Mortgage-Backed and Asset-Backed Securities Risk disclosure adequately describe risks associated with asset-backed securities, including private placement transactions.

4.	Comment: Please delete the inception date column from the average annual returns table.

Response: Requested change has been made.

5.	Comment: Reconcile the date since the portfolio manager has managed the Portfolio with the date appearing in last paragraph preceding “Distribution and Services Plan” on page 17.

Response: Disclosure has been revised to reflect that the portfolio managers began managing the Portfolio in May 2016.

6.	Comment: Please provide disclosure regarding frequent purchases and redemptions of shares as required under Item 11(e) of Form N-1A.

Response: Requested disclosure has been added.

7.	Comment: SAI – With respect to the sets of Fundamental Policies of the Registrant and the Met Investors Series Trust that permit a Portfolio to purchase or sell physical commodities “in accordance with applicable law,” please provide additional details as to the “applicable law” after the policy descriptions.

Response: The following disclosure has been added to the end of the section after the policies description for the last Portfolio on page 89 of the SAI:

“With respect to the fundamental policy relating to entering into futures contracts and options thereon, the 1940 Act restricts a Portfolio’s ability to issue senior securities. SEC staff interpretations and guidance currently provide that the use of certain derivatives may involve the issuance of senior securities unless these derivatives are used in a manner that does not warrant application of the 1940 Act’s restrictions on senior securities. Accordingly, a Portfolio may enter into futures contracts and options on futures provided that it complies with applicable requirements as set forth in SEC staff interpretations, guidance and SEC regulations, including a requirement to maintain segregated assets in amounts that would cover the Portfolio’s obligations under futures contracts or options on futures.”

In addition, disclosure has been added at the beginning of the Fundamental Policies section to notify readers that further explanation is provided at the end of the section.

8.	Comment: Please provide Tandy representations and a response letter to the Staff’s comments in the form of EDGAR correspondence prior to the effective date of the filing.

Response: Tandy representations and responses to the staff’s comments are included herewith.

*        *        *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*        *        *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	Andrew L. Gangolf, Esq.

Michael Lawlor, Esq.

David C. Mahaffey, Esq.